XtractMor™

"Helping Companies Save More Using Cavitation to Extract More"

8 Redmond Court. NW
Rome, GA 30165

p. 570-798-7228
f. 706-234-0702

info@XtractMor.com
XtractMor.com

Table of Contents

Executive Summary

Alcoholic beverages have been around thousands of years. Sixty-five billion gallons of alcohol were consumed worldwide in 2015 totaling $114 billion dollars of beer, wine and spirits. Changes in taste preferences through the years have consumers demanding stronger and more complex flavors. Flavor compounds, such as hops for beer, are one of the most expensive, least efficiently used ingredients. When the patented, cavitation based ShockWave Xtractor™ Technology (SX Technology) is used, significantly higher yields and thus more efficient extraction and enhancement of flavor compounds in brewery, wine and spirits have been achieved. To be clear, we do not produce any alcoholic beverages. We intend to sell the ShockWave Xtractor™ (Xtractor) to beer, wine and spirits producers, which allows these alcoholic beverage producers to dramatically increase extraction yields, reduce cost, improve taste, and to enjoy improved margins. Producers are excited about our Technology because in addition to all those advantages they areable to recover their investment in the SX Technology within six months to one year. The taste and quality of their beer, wine or spirits made with the Xtractor is equal to or superior to products made with conventional methods, and it is easy to integrate into their production processes. XtractMor™ offers the investor an opportunity to be involved in three growing industries with one patented device. With one disruptive technology, we can offer significant advantages to three dynamite industries— beer, wine and distilled spirits

Highlights

- SX Technology is proven from decades of operation in other industries
- SX Technology is patented with additional patent applications pending in the US and abroad
- SX Technology is already installed and is currently operating in customer locations
- SX processed beers have won awards
- SX services the longstanding and nearly recession-proof alcoholic beverage market with a disruptive technology

Objective

To more rapidly expand XtractMor™'s sales to the domestic and international alcoholic beverage market.

Mission Statement

Helping companies save more using cavitation to extract more

Keys to Success

The keys to XtractMor™'s success will be:

1. Creating awareness in all our markets about our technology
2. Packaging technology into a form easily sold by sales agents and representative companies
3. Attacking alcohol market globally to capture maximum customers and value

Description of Business

XtractMor™, Inc. markets a patented, mechanical extraction technology licensed from Hydro Dynamics, Inc. The Technology is embodied in a device called the ShockWave Xtractor™ (Xtractor). The first extraction markets targeted are the beer, wine and distilled spirits industries with many potential follow-up markets.

Company Ownership/Legal Entity

XtractMor™ is located in Rome, Ga and holds an exclusive license for the patented, cavitation based technology embodied in a device called the Shockwave Xtractor™ . The exclusive world-wide license is backed and protected by process and device patents domestically and internationally, as well as Confidential Intellectual Property, and knowhow. XtractMor™ will purchase the Shockwave Xtractor™ at predetermined prices from the licensor, Hydro Dynamics, Inc., and serve as the exclusive distributor to the alcoholic beverage market worldwide. Hydro Dynamics, Inc., which will provide technical support to XtractMor™, has been in business over two decades, having been incorporated in 1990.

Technology

The cavitation based ShockWave Xtractor™ Technology has been developed and is owned by Hydro Dynamics, Inc. of Rome, GA. The ShockWave Xtractor™ (Xtractor) is manufactured by Hydro Dynamics. The Xtractor harnesses the physical phenomenon of cavitation, normally considered a destructive force, to solve critical industrial mixing, extraction and heating problems. The technology is installed worldwide in applications ranging from biodiesel production to liquid egg processing.



Photos and Rendering of Xtractor Equipment

Extraction is typically defined as "the action of removing a substance from another substance normally using effort or force". The SX Technology uses the powerful pressure fluctuations of cavitation to assist in extraction. As cavitation bubbles form and collapse, producing shockwaves, a solvent is pushed deeply into solids and then pulled back out with a suction-like action the includes the desired extracted product. This advantage of cavitation and similar ultrasonic technologies have been known for years; however, the Xtractor can greatly intensify those forces and process larger flows than typically possible with other conventional technologies. Patent applications for both device and process patents have been filed for extraction applications both domestically and abroad to complement and expand our existing patent portfolio.

Products and Services

The SX Technology can bring value in every major alcohol market. The base technology and equipment are nearly identical for each market, however the application and benefits differ greatly.

Brewery

The SX Technology uses the pressure fluctuations of cavitation for increased extraction of hops, a large cost component and major ingredient for beer taste and aroma. Because of the increased yield, the amount of hops a brewery uses can be reduced by 50% or more in both bittering hops and dry hopping aroma hops. Less usage of hops is very critical where certain aroma hops are in short supply. The amount of other flavor ingredients such as coffee, fruits and spices used can also be reduced. Since less hops are used, the overall beer yield is increased because there are less 'beer soaked hops" to be disposed of at the end of processing. In addition to the yield increases, the SX Technology also allows for faster processing speeds.

Spirits

The SX Technology significantly accelerates and catalyzes spirit aging. This action produces flavor transitions that often take years to develop to occur in a few minutes but not more than a few days. This allows new as well as established distilleries to sell aged flavors almost immediately after processing. Accelerated aging also decreases costly evaporation losses common through barrel aging. Another advantage of processing with the Xtractor is that distillers can also add flavors to their "spirits" from spices, berries and other sources.

Wine

The SX Technology can also significantly accelerate and catalyze wine aging which allows for the reduction in tannins and/or the imparting of wood flavors in minutes. This allows young wines to have improved flavor and to be available for sale faster and for higher prices.

Service

Knowledge and experience can be just as critical as technology in creating a successful process for a customer. In addition to the technology license, XtractMor™ and its partners have deep knowledge of the alcohol industry and its culture. The combination of technology, knowledge and experience allow XtractMor™ to provide customers with superior process solutions.

Manufacturing

As part of our Exclusive License Agreement the ShockWave Xtractor™ will be manufactured in the USA in Rome, GA. by Hydro Dynamics, Inc. XtractMor™ has the benefit of many longstanding supplier and contractor relationships with Hydro Dynamics, and management is very satisfied that they have the capability and capacity to produce any size ShockWave Xtractor™ that may be needed to meet production requirements from any of our customers.

Leadership

The leadership, directors and board of advisors are as follows:

Dr. Douglas G. Mancosky – President & CEO has 14 years of experience with the ShockWave Xtractor™ Technology, previously serving as Vice President of Research and Development for Hydro Dynamics, Inc. Dr. Mancosky oversaw the development of the ShockWave Xtractor™ Technology, its commercialization, and is the author of the pertinent patents. Dr. Mancosky was first exposed to fermentation as a child, helping make homemade wine with his family. He grew up in Wisconsin with its rich beer heritage and got his bachelor's degree in chemistry from St. Norbert College in DePere, WI. He then received his Master's degree in Biotechnology and his Ph.D related to extracting lignin from wood fibers from IPST at Georgia Tech.

Kelly Hudson – Executive Chairman is a serial entrepreneur with years of start-up business management. Mr. Hudson is the current CEO and President of Hydro Dynamics, Inc., the licensor of the SX Technology. Prior to this Mr. Hudson founded Image Carpets. He helped pioneer an environmentally green process of recycling PET beverage bottles into fiber used to manufacture finished carpet and other products. After running a profitable company for many years Mr. Hudson had a successful exit. Image went Public on the NASDAQ Exchange and was later purchased by Mohawk Industries. Mr. Hudson is a graduate of Georgia Tech with a degree in Textiles.

Marketing

The beer, spirits and wine markets are vibrant, vast and fast growing. In addition to being basically recession-proof, they are diverse with large and small producers operating essentially in all corners of the world. The magnitude of these markets provide for both opportunity and challenge. XtractMor™'s strategic plan offers a systematic plan of responsible growth and expansion to cover this truly worldwide market.

Market Analysis

XtractMor™ will begin by attacking the related market segments of brewery, spirits and wine. Together they represent 65 billion annual gallons of fluid that can potentially be processed through the Xtractor per data from market research firm Euromonitor International. Each market has unique benefits that can be realized using the SX Technology.

Brewery

Craft breweries have been exploding in the USA increasing from virtually none 20 years ago to over 4,000 today per data from the Brewers Association. Craft Beer is all the rage today and every region has its favorites. Craft beers typically have stronger and more distinct flavors than National Brands. Much of this added flavor comes from hops, a flower that imparts bitter flavor elements associated with beer. Hops are one of the most expensive components in beer, ranging from $5-$20/pound with some beer varieties using several pounds/barrel. With the proliferation of craft breweries, the demand for hops and prices have increased. Typically, only about 1/3 of the flavor in hops is used in conventional processing with the balance going to waste. Using the power of cavitation with our ShockWave Xtractor™ we can dramatically increase hop extraction yield which can save breweries 50% or more of their hop cost. This not only works for hops, but for fruits, coffee, herbs and other flavor additives as well.



Beer is one of the oldest beverages in the world. There are robust beer cultures around the globe and similar expansion trends are underway at various stages internationally. In the brief time since launch we have placed several units domestically and believe there is a great opportunity with the technology worldwide.


The Countries With The Most Craft Breweries
Countries ranked by number of regional craft breweries in 2015
United Kingdom
723
Canada
483
561
Russia
Germany
307
France
654
Switzerland
396
United States
4,000
200
Japan
Italy
600
217
Brazil
@StatistaCharts
Source: Alltech
statista

Although craft breweries will be the initial target due to their high use of hops, opportunities also exist with the large national brands that still produce the majority of beer by volume. The percentage of craft versus national brands is growing annually and expected to continue to increase, providing great market growth for the technology in our core market.

The SX Technology is an easy retrofit for any brewery. When the SX Technology is used, it takes less hops to produce the same flavor in specific beer recipes, promoting better efficiency and reducing overall hops costs. The SX Technology allows for greater extraction of the flavors without heavy shear that can destroy proteins or create "fines" that are difficult to separate. Using less hops also allows brewers to produce more beer because there is less beer trapped in hops that are thrown away at the end of the run. Brewers can also make beers with more hop flavor that might not be economical with the amount of hops normally required with conventional technology. Hopping speed can also be increased, especially in dry hopping, as the hop flavor extraction can be accomplished in minutes instead of hours or days. Brewers can also use the SX Technology to impart other flavors including fruits, coffee, tea, spices and chocolate. This is all done without sacrificing taste as evidenced by the fact that Xtractor processed beers have won awards such as the Silver Medal in the IPA category at last year's "Merica's Mug".

The SX Technology can provide brewers benefits such as:

- 50%-90% less bittering hops
- 50%-75% less dry hopping aroma hops

- Impart other flavors
- Increased hopping speed
- Minimized protein damage
- Sell more finished beer with less beer-soaked hop waste

Spirits

Using the force of cavitation, the SX Technology can significantly accelerate and catalyze Spirits aging. This allows flavor transitions that often take years to develop to occur in as little time as a few minutes but not longer than a few days. Spirits are normally aged for significant periods of time in oak barrels to impart flavor. The SX Technology harnesses the normally destructive power of cavitation and controls it so that its pressure fluctuations cause the aging process of spirits to accelerate greatly.

Flavored and charcoaled wood chips from oak barrels are mixed with raw whisky and circulated through the ShockWave Xtractor™. The flavors and color entrained in the wood chips are extracted by cavitation as the liquid and wood chips circulate through the device. As stated earlier, this process reduces the aging time from years to hours. This same action can also be used to extract flavor from fruits, spices and other flavor sources. In addition, the SX Technology can also assist in the expedited breakdown and removal of natural harsh flavor compounds naturally found in spirits that also deteriorate as part of traditional aging.

Micro distilleries are projected to follow the Microbreweries as the next wave of "specialty alcohols" that meet the discriminating tastes of today's consumers. They are experiencing the same rapid growth trends enjoyed by breweries. Currently there are over 1,000 micro distillery locations that are operating in the United States per the American Craft Spirits Association (ASCA).

In distilled spirits the SX Technology can:

- Allow new distillers to sell dark/brown Spirits immediately rather than waiting for years of aging
- Significant yield increases due to dramatically reducing the evaporative loss associated with traditional aging
- Extract flavor from fruits, flowers and other flavor compounds
- Experiment with new and seasonal flavors with the ability to determine almost immediate results

Wine

The SX technology can significantly accelerate and catalyze wine aging, allowing for the reduction in tannins and/or the imparting of wood flavors in minutes. For many red wines this allows young wines to have improved flavor and be sold more quickly and for higher prices. XtractMor™ has run internal tests with very young red wine with stunning results. This mimics the results on an industrial level that can normally only be produced on a home scale level with ultrasonic technology. Many white wines are often stored in barrels to impart oak flavoring. In a similar manner to our liquor application, the SX technology can quickly impart oak flavors to wines decreasing the time it must be aged prior to being sold.

According to the trade journal *Wines & Vines* there are almost 9,000 wineries in the USA; however, the largest markets are in Europe and other parts of the world. Per The International Organization of Vine and Wine (OIV) chart below, 50%+ of the worldwide wine production occurs in Western Europe.



World Wine Production, 2015
Top 10 shown
Italy
France
Spain
United States
Argentina
Chile
Australia
South Africa
China
Germany
Rest of world
Source: OIV, April 2016

Chart: International Organization of Vine and Wine (OIV)

Market Segmentation

XtractMor™'s main emphasis for 2016-2017 is to focus on breweries and distilleries. Our plan is to begin commercialization of wineries in late 2017. Beer is by far the largest market segment of the alcohol industry accounting for 76% of the alcohol volume consumed worldwide. Wine and spirits split the rest of the industry usage accounting for approximately 12% each using the data from market research firm Euromonitor International. Beer typically has lower alcohol content compared to wine and spirits, leading to some of the difference in consumption as well as its relative ease of production.



Alcohol % of 65 Billion Worldwide Annual Gallons
Liquor 12%
Wine 12%
Beer 76%

Breweries

XtractMor™ is already conducting trials or in discussions with nearly a dozen of the largest craft breweries in the USA. Internationally we are currently scheduling trials with two of the largest major brewery companies

in Europe to run fourth quarter 2016. We have also selected several trend setters and breweries experiencing rapid growth as our first commercial targets.

XtractMor™ is focusing on selling breweries ranked according to large hops usage rather than total beer volume produced, although there often can be a correlation of the two. In the over 4,000 craft breweries there is a spectrum of production ranging from a few hundred barrels per year to millions. To be even more specific the main area of focus will be the dry hopping or aroma hopping. The reason is simple. Hops added to create bitterness "IBU's" in the boiling step prior to fermentation are typically used in small amounts, plus their cost compared to other hops is relatively low. Generally, the most expensive and largest volume of hops are added to many beers post fermentation in the dry hopping process to impart citrus, floral and other flavors. This process normally requires a larger Xtractor than bittering hops and offers the fastest ROI to the customer. These quantative plant trials can also be completed in a matter of days rather than weeks as is the case with bittering hops inside a customer's plant.

The SX Technology has the potential to handle all sizes of breweries, from the smallest to the largest, but the initial focus will be on the large, hop-using breweries. The larger the flow of beer through the ShockWave Xtractor™, the lower the capital cost/barrel processed. This produces the best ROI for the brewery and for XtractMor™ due to the economies of scale.



Hexes sized by total # of breweries in that area: 1 50 500

WASHINGTONPOST.COM/**WONKBLOG**
Source: poi-factory.com

The Craft Spirit Industry

The craft spirit industry is not as mature as the craft brewery industry, and thus most of the producers are small. Spirits are also consumed in less volume due to its higher concentration of alcohol. This results in the typical Xtractor for a distillery being smaller than a unit deployed for craft brewing. In spirits one of the challenges is recreating an exact aged flavor through a combination of time, cavitation and wood chip blend. Typically, a flavor can be approximated quickly, but exact duplication can take several permutations. With this in mind, new distilleries eager to sell brown spirits immediately rather than waiting years are a great target for our technology along with many of those already established in market place. However, there will be a percentage of existing craft distilleries that will probably always have a resistance to new technology, preferring to do aging the old way so that a "spirit" has a "history" and a "story". But even these distilleries are typically open to SX assisting in flavor infusions such as in gins, absinthe and vodka.



Wineries

Wine is essentially a bimodal market. There are a handful of very large producers each responsible for dozens of brands. Then there are thousands of small wineries that basically appear to serve as a tourist attraction rather than a winery. XtractMor™'s plan with wine will be to perfect the use of our technology with several key smaller producers by third quarter 2017, and then approach the larger producers. Nearly half of the US wine producers are in California, making the West Coast a natural hub for work in this application.


Hexes sized by total # of wineries in that area:
1
50
500
WASHINGTONPOST.COM/WONKBLOG
Source: Alcohol and Tobacco Tax & Trade Bureau

The Combined Markets

From a sales perspective XtractMor™ is helped by the fact that most of the extraction markets in terms of the large producers are concentrated geographically. There are typical clusters on the West Coast, New England and the Midwest in all three applications.

Due to this concentration, we can easily establish salespeople in strategic locations that have the potential to serve all three industries, with the potential to take the form of direct employees or agencies already active in the industries, depending upon the situation. XtractMor™ already has coverage in two of the four major territories in the US with distributors. Currently XtractMor™ is covering the balance of the US while aggressively attempting to establishing distribution in the two other major US markets.

In Europe and the rest of the world we will utilize distributors active in the industry. In many countries, the craft boom has yet to take hold, meaning most the volume can be covered by calling on a few key national producers often owned by a handful of international companies.

Competition

There is minimal direct competition currently for our applications on an industrial level. We also believe our patents coupled with other competitive advantages will keep meaningful competition to a minimum. This has been our Licensor's experience with competition in other markets, since they are known as the world's leader in cavitation technology. There are, however, a handful of alternative technologies attempting to achieve the

same goal that are based on functioning ultrasound and cavitation. Generally ultrasound tends to have issues scaling-up to large flows while other cavitation technologies produce cavitation through shear in an uncontrolled manner and thus slowly destroy their cavitation device. These producers also struggle with product quality when solids are processed through their devices.

In brewery some alternative technologies mill the hops into smaller particles which increases the surface area in an attempt to increase extraction. This has been shown to be ineffective compared to our "controlled cavitation". Milling can damage proteins responsible for the head-on beer and also produces fines that are difficult to settle out. Other technologies circulate beer through infusers of entrapped concentrated hops attempting to strip more flavor. Both alternatives offer inferior results to the SX technology as well as producing other potential processing issues.

In spirits and wine there are similar infusion technologies for flavors. There are also a handful of individual distilleries who have unique proprietary technologies using high pressure infusion or ultrasound. Typically, these are all done on a small scale through in-house built equipment.

Several technologies exist using ultrasound or oxidation on the noncommercial level to improve the flavor of beer, wine and spirits on an individual bottle basis.

Pricing and Sales Process

The SX Technology is a money-saving technology which is expected to have a calculated payback for customers based on savings of raw materials, higher product yields or faster/greater production with existing capital. The Xtractor can be offered to customers with a return on investment of 6 to 18 months (depending upon individual circumstances) and still produce a good rate of return for XtractMor™ shareholders. The average sales cycle between point of contact and sale is approximately four months. Typically, customers are offered a free 30-day trial of the technology after which they are asked to either purchase, begin lease payments or return the device.

Advertising and Promotion

XtractMor™ will promote the SX technology in several ways in attempts to reach multiple market segments domestically and internationally.

Online

XtractMor™ will market online using its website and SEO (Search Engine Optimization) to assure it ranks high in appropriate search terms. Hydro Dynamics will also have online advertisements on several key websites frequented by brewers, wineries and distilleries. These advertisements are available at a modest rate and are often packaged with a print campaign. XtractMor™ also intends to have frequent press releases touting its success to build momentum. Finally, social media, a favorite of breweries, wineries and distilleries, will be used liberally including, but not limited to, Instagram, Twitter, Facebook and Pintrest to raise awareness of the Technology and actively engage the community.

<u>**Print**</u>

Brewer Magazine is the key magazine for the brewing industry and XtractMor™ has secured a 16-month contract for premium placement in this journal. There are also opportunities for advertisements through local associations and international food and beverage journals.

<u>**Trade Shows**</u>

There are annual trade shows for each industry in each major territory. XtractMor™ will strive to have a presence at the major events, either directly or through our representatives. XtractMor™ recently attended the World Brewing Congress in August 2016 and obtained a substantial number of new leads from breweries all over the world.

Research and Development

XtractMor™ currently has several items in R&D that can be added to its commercially available applications in the coming years subject to agreeable terms with the Licensor. These markets are of varying potential with varying investment requirements needed for entry. Potential extraction markets for the SX technology include:

- Coffee and tea
- Vegetable oil
- Fragrance and flavor extraction
- Ethanol yield enhancement (corn and cellulosic)
- Algae oil extraction
- Biogas
- Sands and minerals